SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AEVA TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00835Q103

(CUSIP Number)

Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Venture Partners IV, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 22,038,475*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,038,475*
11.	Aggregate amount beneficially owned by each reporting person 22,038,475*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%*
14.	Type of reporting person (see instructions) HC

*	Lux Ventures IV, L.P. (“LVIV”) directly owns 22,038,475 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Aeva Technologies, Inc. (the “Issuer”), representing approximately 10.4% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. Lux Venture Partners IV, LLC (“LVPIV”) is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. Peter Hebert and Josh Wolfe (the “Individual Managers”) are the individual managing members of LVPIV and may be deemed to beneficially own the 22,038,475 shares of Common Stock owned directly by LVIV, or 10.4% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

 CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Ventures IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 22,038,475*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 22,038,475*
11.	Aggregate amount beneficially owned by each reporting person 22,038,475*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%*
14.	Type of reporting person (see instructions) PN

*	LVIV directly owns 22,038,475 shares of Common Stock, representing approximately 10.4% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. LVPIV is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. The Individual Managers may be deemed to beneficially own the 22,038,475 shares of Common Stock owned directly by LVIV, or 10.4% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,959,371*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,959,371*
11.	Aggregate amount beneficially owned by each reporting person 1,959,371*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.4%*
14.	Type of reporting person (see instructions) HC

*	Lux Co-Invest Opportunities, L.P. (“LCIOP”) directly owns 1,959,371 shares of Common Stock, representing approximately 0.9% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIOP and exercises voting and dispositive power over the shares of Common Stock owned by LCIOP. The Individual Managers are the individual managing members of LCIP and may be deemed to beneficially own the 1,959,371 shares of Common Stock owned directly by LCIOP, or 0.9% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,959,371*
	8.	Shared voting power 0
	9.	Sole dispositive power 1,959,371*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,959,371**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%*
14.	Type of reporting person (see instructions) PN

*	LCIOP directly owns 1,959,371 shares of Common Stock, representing approximately 0.9% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. LCIP is the general partner of LCIOP and exercises voting and dispositive power over the shares of Common Stock owned by LCIOP. The Individual Managers may be deemed to beneficially own the 1,959,371 shares of the Common Stock owned directly by LCIOP, or 0.9% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIOP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIOP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 23,997,846*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,997,846*
11.	Aggregate amount beneficially owned by each reporting person 23,997,846*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.3%*
14.	Type of reporting person (see instructions) IN

*	Peter Hebert may be deemed to beneficially own, in the aggregate, 23,997,846 shares of Common Stock, representing approximately 11.3% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert are held by LVIV and LCIOP (collectively, the “LV Funds”). Mr. Hebert may be deemed to beneficially own the 23,997,846 shares of Common Stock held by the LV Funds, or 11.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 00835Q 103

1.	Names of reporting persons Josh Wolfe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 23,997,846*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,997,846*
11.	Aggregate amount beneficially owned by each reporting person 23,997,846*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.3%*
14.	Type of reporting person (see instructions) IN

*	Josh Wolfe may be deemed to beneficially own, in the aggregate, 23,997,846 shares of Common Stock, representing approximately 11.3% of the 212,168,920 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2021. The number of shares of Common Stock reported as beneficially owned by Mr. Wolfe are held by the LV Funds. Mr. Wolfe may be deemed to beneficially own the 23,997,846 shares of Common Stock held by the LV Funds, or 11.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Explanatory Note

This Amendment No. 1 (the “Amendment”) is being jointly filed by (i) Lux Ventures IV, L.P. (“LVIV”), (ii) Lux Venture Partners IV, LLC (“LVPIV”), (iii) Lux Co-Invest Opportunities, L.P. (“LCIOP”), (iv) Lux Co-Invest Partners, LLC (“LCIP”), (v) Peter Hebert and (vi) Josh Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Except as set forth below, the Original Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Original Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and supplemented by adding the information below:

On September 8, 2021, LVIV effected a pro rata distribution of 7,346,159 shares of Common Stock to its partners. No additional consideration was paid by or to any person or entity in connection with such pro rata distribution.

There have not been any transactions in the Common Stock effected by the Reporting Persons since the filing date of the most recent amendment to this Schedule 13D, except as set forth elsewhere in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D, filed with the Securities and Exchange Commission on March 19, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2021

LUX VENTURE PARTNERS IV, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for
Peter Hebert, Managing Member

LUX VENTURES IV, L.P.

By:	LUX VENTURE PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC
Its:	General Partner

By:	/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert, Managing Member

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Peter Hebert

/s/ Segolene Scarborough
Segolene Scarborough, Attorney-in-Fact for Josh Wolfe